

Mail Stop 3561

August 30, 2016

Sam Talari
Chief Executive Officer
HempTech Corp.
10901 Roosevelt Blvd
Bldg. C, Suite 1000
Saint Petersburg, FL 33716

> **Re:** **HempTech Corp.**
> **Offering Statement on Form 1-A**
> **Filed August 3, 2016**
> **File No. 024-10588**

Dear Mr. Talari:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II

Offering Circular Cover Page

1. Please provide the legend required by Rule 254(a) of Regulation A.

2. Please quantify in footnote 2 the total offering expenses to be borne by you in connection with the offering, assuming the maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A. In doing so, please also reconcile your disclosure that the offering proceeds will be $20,000,000 with your disclosure in Part I that offering proceeds will be $18,000,000.

Summary of Risk Factors

3. Please revise this section to include a risk factor that your auditor has issued a going concern opinion.

4. Similarly, please include a risk factor related to your finding that as of March 31, 2015 your disclosure controls and procedures were not effective, and that as of March 31, 2016, internal control over financial reporting was not effective.

5. Please note that Form 1-A asks in Item 3 for a Summary and Risk Factors. We note that you have included a "Summary of Risk Factors" and a separate risk factor section. Following the Table of Contents, please set forth, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Refer to Item 3(b) of Part II to Form 1-A.

We have a limited operating history and have yet to earn a profit . . .

6. Please reconcile your disclosure here that "HempTech Corp was initially established March 1, 2014 in Delaware" with your disclosure elsewhere that you are a Nevada corporation originally formed in November 1997.

Our principal shareholders own voting control of HempTech.

7. Please reconcile your disclosure here that your "current officers, directors, founders and principal shareholders currently own 60,938,426 shares of our common stock" with your disclosure elsewhere that your current officers, directors, founders and principal shareholders currently own 52,103,058 shares of your common stock.

Investment Summary

Operations

8. Please remove the statement that users "can start growing immediately with a Return on Investment Guaranteed in 6-12 months with one system." Similarly, remove the statement in the "Industry" section that "California is likely to go recreational through a ballot initiative in 2016," or provide a basis for this conclusion.

Cannabis Market Growth and Current Trends

9. It appears you have utilized a graphic made by Marijuana Business Daily. Please explain to us why Marijuana Business Daily's consent is not required to be filed. Refer to Item 17(11) of Part III to Form 1-A.

Management

Executive Officers and Directors of HempTech

10. Please expand your disclosure to briefly describe the business experience during the past five years for Mr. Talari, along with each of your significant employees. In doing so, please include each person's principal occupation and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Refer to Item 10(c) of Part II to Form 1-A.

Executive Compensation

11. We note that the "Total compensation" column in your summary table does not equal the sum of the other columns in the table. Please revise or advise.

Principal Shareholders

12. Please significantly revise this section. For example, explain how you calculated that 6,250,095 shares out of 62,103,058 equals zero percent. Additionally, we note that the total number of shares owned by beneficial owners after the offering appears to go down, which does not reflect the numbers displayed in the preceding rows. Also please explain why it is reflected that the number of shares of certain beneficial owners will increase after the offering.

Interest of Management and Others in Certain Transactions

13. Please disclose the name of each related party, the amounts involved, and the facts that give rise to the relationship. Additionally, please disclose here the transaction between the company and FutureLand that resulted in a receivable of $50,100 from FutureLand. Refer to Instructions to Item 13(a) of Part II to Form 1-A.

Description of Capital Stock

14. Please provide a discussion of the rights of the preferred stock.

Options and Warrants

15. Please provide a brief description of the warrants you indicate may be offered as consideration to StartEngine.com.

Plan of Distribution

16. We note your shares are being offered on a best-efforts basis by your officers, directors and employees. Please advise whether they are relying upon Rule 3a4-1 under the Securities Exchange Act of 1934.

Part III

Exhibit 4.1

17. Please delete the language in the section 2.06 requiring subscribers to certify that they have read the Offering Circular.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure